# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001
Address of issuer's principal executive offices: Maipu 1, CITY OF BUENOS AIRES, Argentina (C1), C1084ABA
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0002048199
Persons authorized to receive notices and communications: Maria Carolina Sigwald, Maipu 1, Buenos Aires, Argentina (C1), C1084ABA, 541143446000

## Reporting persons
- Pampa Energy Inc. (CIK 0001469395): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Argentina (C1); source of funds: other (OO); sole voting power 5,210,146; shared voting power 0; sole dispositive power 5,210,146; shared dispositive power 0; aggregate amount beneficially owned 5,210,146 (10.17% of the class)
- Generacion Argentina S.A. (CIK 0002048199): type of reporting person: corporation (CO); citizenship or place of organization: Argentina (C1); source of funds: other (OO); sole voting power 5,210,146; shared voting power 0; sole dispositive power 5,210,146; shared dispositive power 0; aggregate amount beneficially owned 5,210,146 (10.17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: Maipu 1, CITY OF BUENOS AIRES, Argentina (C1), C1084ABA
Comment: The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the "Shares") of GeoPark Limited, an exempted company incorporated under the laws of Bermuda ("GeoPark Limited" or the "Issuer"), which are listed on the New York Stock Exchange (the "NYSE"). The principal executive offices of GeoPark Limited are located at Calle 94 N(degree) 11-30 8(degree) piso, Bogota, Colombia.

## Item 2. Identity and Background
Name of person filing: Pampa Energia S.A. ("Pampa Energia"), a corporation (sociedad anonima) incorporated under the laws of Argentina, and Generacion Argentina S.A. ("GASA," and together with Pampa Energia, the "Reporting Persons"), a corporation (sociedad anonima) incorporated under the laws of Argentina.
Residence or business address: The Reporting Persons have their legal address at Maipu 1, City of Buenos Aires, Argentina.
Present principal occupation or employment: GASA's main activity is the production and commercialization of electric energy. GASA is a wholly-owned subsidiary of Pampa Energia, one of the leading independent integrated energy companies in Argentina.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are corporations (sociedad anonima) incorporated under the laws of Argentina.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 5,210,146 Shares currently held by GASA (the "Reported Securities") were acquired using cash on hand. The Reported Securities were not acquired with borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction: GASA acquired the Reported Securities through open market purchases on the NYSE. The Reporting Persons hold the Reported Securities for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares and/or retain and/or sell all or a portion of the Reported Securities in the open market or in privately negotiated transactions. The Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. The Reporting Persons reserve their right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: GASA directly owns the Reported Securities. GASA is a wholly-owned subsidiary of Pampa Energia. Therefore, each of the Reporting Persons is deemed to have, as of the date hereof, the following interest in the Reported Securities:
Number of shares as to which each person has sole or shared power to vote or dispose:
Shares Owned 5,210,146
% of Class(1) 10.17%
Sole Power to Vote 5,210,146
Shared Power to Vote 0
Sole Power to Dispose 5,210,146
Shared Power to Dispose 0
(1) Calculated based on 51,247,287 shares outstanding as of the last 20-F filing of the Issuer published on April 2, 2025.
Transactions in the class effected during the past sixty days:
During the past sixty days, GASA has made the following open market transactions on the NYSE regarding the Issuer's Shares:
(i) on May 15, 2025, GASA acquired 1,650,000 Shares at US$6.62180 per Share, totaling US$10,925,970; (ii) on May 16, 2025, GASA acquired 193,678 Shares at US$6.71130 per Share, totaling US$1,299,831.16; (iii) on May 19, 2025, GASA acquired 700,000 Shares at US$6.63640 per Share, totaling US$4,645,480; (iv) on May 22, 2025, GASA acquired 361,855 Shares at US$6.65000 per Share, totaling US$2,406,335.75; (v) on May 23, 2025, GASA acquired 23,483 Shares at US$6.73610 per Share, totaling US$158,183.84; (vi) on May 27, 2025, GASA acquired 941,921 Shares at US$6.53990 per Share, totaling US$6,160,069.15; (vii) on May 28, 2025, GASA acquired 550,000 Shares at US$6.38700 per Share, totaling 3,512,850; (viii) on May 29, 2025, GASA acquired 357,300 Shares at US$6.37800 per Share, totaling 2,278,859.40; and (ix) on May 30, 2025, GASA acquired 431,909 Shares at US$6.35550 per Share, totaling US$2,744,997.65.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships between the Reporting Persons and the Issuer and with any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Pampa Energy Inc.: Gustavo Mariani, Legal Representative (05/30/2025)
- Generacion Argentina S.A.: Gustavo Mariani, Legal Representative (05/30/2025)